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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

MORTON INDUSTRIAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

619328 10 7

(Cusip Number)

Mark W. Mealy
301 S. College Street
Fourth Floor - NC- 8905
Charlotte, NC 28288-8905
(704) 715-6019

with a copy to:

Sean M. Jones
Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street
47th Floor
Charlotte, North Carolina 28202
(704) 331-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619328 10 7			Page 2 of 8

1.	Name of Reporting Person: Mark W. Mealy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,021,678

		9.	Sole Dispositive Power: 1,135,813

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,135,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.8%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value (the “Common Stock”) of Morton Industrial Group, Inc. (the “Company”). The address of the principal executive office of the Company is 1021 W. Birchwood, Morton, Illinois 61550.

Item 2. Identity and Background.

     (a)  This statement is being filed by Mark W. Mealy (the “Reporting Person”).

     (b)  The business address for the Reporting Person is 301 S. College Street, Fourth Floor – NC – 8905, Charlotte, NC 28288-8905.

     (c)  Mr. Mealy’s principal occupation is serving as Managing Director and as the head of Mergers and Acquisitions for Wachovia Securities, LLC. Mr. Mealy currently serves as a member of the Company’s Board of Directors.

     (d)  During the last five years, Mr. Mealy has not been convicted in a criminal proceeding (excluding traffic violations).

     (e)  During the last five years, Mr. Mealy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Mealy is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Mealy acquired the securities of the Company to which this Schedule 13D relates at various times between March 20, 1995 and August 27, 2003.

     On August 27, 2003, Mr. Mealy acquired 921,678 shares of Common Stock and 100,000 shares of the Company’s Class B Common Stock (the “Class B Common Stock”) from entities controlled by or affiliated with Three Cities Holdings Limited. In accordance with the Company’s Articles of Incorporation, immediately upon Mr. Mealy’s acquisition of the 100,000 shares of Class B Common Stock, such shares automatically converted to shares of Common Stock.

     Mr. Mealy also holds options to purchase 6,667 shares of Common Stock. Such amount excludes options to purchase an additional 88,333 shares of Common Stock which Mr. Mealy does not currently have the right to exercise or that he does not have the right to exercise in the next 60 days. In addition, Mr. Mealy may be deemed to hold 3,895 shares of Common Stock (the “Director Compensation Shares”) pursuant to a director compensation plan. Under such plan, the Company holds such shares in an account, and such shares will be issued to Mr. Mealy upon his retirement from the Company’s Board or upon his termination of service as a director.

     Mr. Mealy acquired all shares of Common Stock and Class B Common Stock that he currently owns, other than the options described above, using personal funds. Mr. Mealy received the options and the Director Compensation Shares described above from the Company in connection with his service as a member of the Company’s Board of Directors.

Item 4. Purpose of Transaction.

     Mr. Mealy has acquired securities of the Company for investment purposes and may acquire additional shares for this purpose or dispose of such shares depending upon market conditions, personal objectives and other factors and conditions.

     Except as otherwise described herein, Mr. Mealy currently has no plans or proposals that relate to or would result in:

     (a)  the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c)  a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  any material change in the present capitalization or dividend policy of the Company;

     (f)  any other material change in the Company’s business or corporate structure;

     (g)  changes in the Company’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  As of the date hereof, Mr. Mealy owns, of record and beneficially, 1,135,813 shares of Common Stock, representing approximately 24.8% of the total outstanding shares of Common Stock. Such amount includes options to purchase 6,667 shares of Common Stock that Mr. Mealy currently has the right to exercise and the 3,895 Director Compensation Shares issuable to Mr. Mealy upon the termination of his service from the Board.

     (b)  Mr. Mealy has sole power to dispose or to direct the disposition of all 1,135,813 shares of Common Stock (including options to purchase 6,667 shares of Common Stock) that he owns.

     Mr. Mealy holds no voting power with respect to 114,135 shares of Common Stock that he owns. The sole voting power with respect to such shares is held by William D. Morton pursuant to the terms of a Voting Agreement described in Item 6 below. Such number includes shares subject to options discussed above and the Director Compensation Shares.

     Mr. Mealy has shared voting power with respect to the remaining 1,021,678 shares of Common Stock that he owns. Mr. Mealy shares voting power with respect to such shares with Mr. Morton pursuant to the terms of a Shareholders Agreement described in Item 6 below.

     Mr. Morton has previously filed and from time to time amended a Schedule 13D reflecting his ownership in the Company. Based on Amendment No. 1 to such filing, Mr. Mealy can provide the information set forth below regarding Mr. Morton. All such information is to the best of Mr. Mealy’s knowledge.

     William D. Morton is the Chairman and Chief Executive Officer of the Company. Mr. Morton’s business address is 1021 West Birchwood, Morton, Illinois 61550. During the past five years, Mr. Morton has not been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors), nor has Mr. Morton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Morton is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law. Mr. Morton is a citizen of the United States.

     (c)  On August 27, 2003, Mr. Mealy purchased 921,678 shares of Common Stock and 100,000 shares of Class B Common Stock from three entities that are controlled by, or affiliated with, Three Cities Holdings Limited: TCRI Liquidating, L.L.C., Societe Internationale de Finance and Quilvest American Equity, Ltd. Mr. Mealy purchased such shares for a price of $0.35 per share, for a total of $357,587.30. Mr. Mealy purchased such shares pursuant to a stock purchase agreement with the three selling entities. Immediately upon his purchase of the 100,000 shares of Class B Common Stock, such shares automatically converted to shares of Common Stock. Other than as described in this Item 5(c), Mr. Mealy has not effected any transactions in the Company’s Common Stock or Class B Common Stock during the past 60 days.

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Class B Common Stock owned by Mr. Mealy.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On January 20, 1998, Mr. Mealy and several other individuals entered into a Voting Agreement with Mr. Morton (the “Voting Agreement”). The other individuals, including Fred W. Broling, Daryl R. Lindemann, Brian L Geiger, Brian R. Doolittle, David M. Stratton and Robert J. Janeczko, were either directors or executive officers of the Company. Pursuant to the Voting Agreement, Mr. Mealy and such other individuals granted to Mr. Morton an irrevocable proxy to vote all shares of Common Stock and Class B Common Stock owned by them either at the time of entering into the Voting Agreement or thereafter on all matters submitted to a vote of the Company’s shareholders. The proxy granted pursuant to the Voting Agreement has a ten year term expiring on January 20, 2008, but will terminate earlier upon (a) Mr. Morton’s death or disability, (b) Mr. Morton’s termination of his employment with the Company (other than a Constructive Termination as defined in the employment agreement between the Company and Mr. Morton) and (c) the Company’s termination of Mr. Morton’s employment for Cause (as defined in the employment agreement between the Company and Mr. Morton). The Voting Agreement does not convey to Mr. Morton any dispositive power with respect to the shares of Company stock held by Mr. Mealy or the other parties thereto.

     In connection with his purchase of shares from affiliates of Three Cities Holdings Limited on August 27, 2003, Mr. Mealy became a party to a Shareholders Agreement with Mr. Morton (the “Shareholders Agreement”). The affiliates of Three Cities Holdings Limited from which Mr. Mealy purchased shares on August 27, 2003 had previously been parties to the Shareholders Agreement.

     Pursuant to the terms of the Shareholders Agreement, Mr. Mealy has granted Mr. Morton a proxy (the “Proxy”) to vote all shares of Common Stock owned by him. The Proxy covers all matters to be voted upon by the shareholders of the Company except for: (a) the liquidation of the Company; (b) any sale of all, or substantially all, of the assets of the Company; and (c) any merger or consolidation involving the Company, if immediately thereafter, the shareholders of the Company do not hold the power to vote at least 60% of the votes entitled to elect the directors of the company surviving such merger or consolidation. In the event that (i) Mr. Mealy is entitled to vote for any such sale, merger or consolidation described immediately above; (ii) Mr. Morton votes all of his shares in favor of such transaction, (iii) Mr. Mealy fails to vote in favor of such transaction; and (iv) the transaction is not approved by the shareholders of the Company, Mr. Morton may elect to cause Mr. Mealy to purchase all (but not less than all) of the Common Stock and Class B Common Stock then owned by him and his affiliates for a purchase price equal to fair market value of the assets he would have received in such proposed transaction. If Mr. Morton would have retained any stock in the proposed transaction, then the purchase price for such stock shall be equal to the fair market value of such stock. The

Shareholders Agreement contains a provision acknowledging the proxy granted pursuant to the Voting Agreement and further providing that, with respect to the 1,021,678 shares that Mr. Mealy purchased from affiliates of Three Cities Holdings Limited, Mr. Morton will vote such shares on the matters set forth in clauses (a) through (c) above as directed by Mr. Mealy.

     The Proxy will terminate upon the earliest of the following events: (a) January 20, 2008; (b) Mr. Morton’s death or disability (each as set forth in the employment agreement between the Company and Mr. Morton); (c) in the event Mr. Morton terminates his employment with the Company (other than a Constructive Termination as defined in the employment agreement between the Company and Mr. Morton); (d) in the event of Mr. Morton’s termination by the Company for Cause (as defined in the employment agreement between the Company and Mr. Morton); or (e) if Mr. Morton’s ownership of Common Stock falls below 1,096,425 shares, including for this purpose shares of Common Stock issuable upon conversion or exercise of any convertible security, option, warrant or subscription or purchase right, as adjusted to reflect stock splits.

     In the event that the Proxy terminates, the Shareholders Agreement requires Mr. Mealy to vote his shares of Class B Common Stock on each matter in the same proportion that all of the shareholders of the Company other than Mr. Morton vote their shares on such matter. However, after the conversion of the 100,000 shares of Class B Common Stock to Common Stock described above, Mr. Mealy currently holds no Class B Common Stock.

     The Shareholders Agreement also places certain limitations on Mr. Mealy’s and Mr. Morton’s ability to transfer their shares or purchase additional shares. The Shareholders Agreement prohibits Mr. Mealy and Mr. Morton from: (a) selling any of their respective shares of Common Stock unless they shall have notified the other party and given the other the opportunity to participate in such sale, (b) transferring any of their respective shares of Class B Common Stock without the consent of the other party and (c) purchasing shares of Common Stock and Class B Common Stock without the consent of the other party. The foregoing limitations will terminate upon the termination of the proxy as described above.

Item 7. Material to be Filed as Exhibits.

Exhibit	Name

99.1	Shareholders Agreement, dated as of October 20, 1997.
99.2	First Amendment to Shareholders Agreement, dated as of August 11, 1999.
99.3	Second Amendment to Shareholders Agreement dated as of August 27, 2003.
99.4	Voting Agreement, dated as of January 20, 1998.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2003

/s/Mark W. Mealy

Mark W. Mealy